FocalPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66697

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Porter 310-405-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) CA (State) 90404 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David R. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BERNETTE RODGERS
Notary Public - California
Los Angeles County
Commission # 2197536
My Comm. Expires Jun 14, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FocalPoint Securities, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases, as amended.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained on Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information at Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gumbiner Savett Inc.

We have served as the Company's auditor since 2018.

Santa Monica, California
March 2, 2020

FocalPoint Securities, LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	6,511,591
Short-term investments		15,615,987
Accounts receivable		85,000
Contract assets		161,049
Prepaid expenses and other assets		150,205
Advance to member		228,153
Property and equipment, net of accumulated depreciation and amortization of $503,530		148,974
Right of use assets, net		823,125
Security deposit		87,198
Total Assets	$	23,811,282

Liabilities and Members' Equity

Liabilities		
Accrued compensation and bonuses	$	13,055,252
Contract liabilities		818,559
Accounts payable and accrued expenses		390,389
Operating lease liabilities		901,254
Total Liabilities		15,165,454
Commitments and contingencies		
Members' Equity		8,645,828
Total Liabilities and Members' Equity	$	23,811,282

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2019

Revenues		
Investment banking fees	$	35,990,743
Interest Income		104,453
Total Income		36,095,196
Expenses		
Members compensation and benefits		5,706,325
Employee compensation and benefits		16,743,054
Marketing		1,125,996
Travel and entertainment		790,557
Professional fees		835,678
Rent		585,296
Office and administration		525,563
Referral fees		450,000
Research expenses		304,336
Computer expenses		287,515
Insurance, licenses and fees		255,035
Telephone and communications		154,138
Regulatory fees and expenses		147,145
Depreciation and amortization		78,190
Total Expenses		27,988,828
Net Income	$	8,106,368

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2019

Balance, December 31, 2018	$ 1,259,937
Capital distributions	(720,477)
Net Income	8,106,368
Balance, December 31, 2019	$ 8,645,828

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 8,106,368
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	78,190
Discount amortization – short-term investments	(50,901)
Non-cash lease expense	(47,151)
Changes in operating assets and liabilities:	
Accounts receivable	(9,250)
Contract assets	(45,860)
Prepaid expenses and other assets	(52,329)
Security deposit	21,999
Accrued compensation and bonuses	4,863,625
Contract liabilities	(48,941)
Accounts payable and accrued expenses	135,148
Net cash provided by operating activities	12,950,898
Cash flows from investing activities:	
Purchases of property and equipment	(43,389)
Purchases of short-term investments	(32,229,662)
Redemptions of short-term investments	24,724,000
Advance to member	(228,153)
Draws on line of credit	250,000
Repayment of line of credit	(250,000)
Net cash used in investing activities	(7,777,204)
Cash flows from financing activities:	
Capital Distribution	(720,477)
Net cash used in financing activities	(720,477)
Net increase in cash	4,453,217
Cash at beginning of year	2,058,374
Cash at end of year	$ 6,511,591

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

FocalPoint Securities, LLC (the "Company") was originally incorporated as a limited liability company in the State of California on October 7, 1971 under the name of JB Financial. The Company is managed by its members and will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments – Short-term investments consist of U.S. Treasury securities and corporate bonds with maturities of three months or less. The Company classifies its short-term investments as held to maturity which are recorded at amortized cost.

Accounts Receivable – Accounts receivable are stated at the customers' outstanding balances less any allowance for doubtful accounts. Receivables are evaluated by management as to their collectability on an individual basis prior to an allowance being established. Management believes there are no uncollectible accounts at December 31, 2019.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or conclusion of the assignment. Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment. Non-refundable deposits in connection with financial advisory assignments are recognized in revenues upon completion of the underlying transaction or when the assignment is otherwise concluded. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Fees from private placement of securities are recognized when all the related services have been provided and the placement of securities is completed.

Note 2 - Significant Accounting Policies - (continued)

Contract Assets – Reimbursable costs incurred in connection with contracts with customers are deferred and recorded as contract assets. These reimbursable costs are recognized in the income statement when the transaction underlying the related contract is completed or otherwise concluded. Total contract assets as of December 31, 2018 were $115,189. During the year ended December 31, 2019, the Company incurred $376,778 of reimbursable costs that was initially recorded as contract assets and recognized $330,918 as costs and revenue. Total contract assets as of December 31, 2019 was $161,049.

Contract Liabilities - A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2018 was $867,500. During the year ended December 31, 2019, the Company received $1,002,118 of payments in advance of performing service and recognized $1,051,059 as revenue. Total contract liabilities as of December 31, 2019 was $818,559.

Income Taxes - The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2015 and onwards. The Company is currently not under examination by any tax authority.

Property and Equipment - Furniture, fixtures and equipment are stated at historical cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of useful life of the improvement or the term of the lease. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2019.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The authoritative guidance with respect to fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

Note 2 - Significant Accounting Policies – Fair Value of Financial Instruments (continued)

- Level 2: Inputs other than quoted prices included in Level 1, that are directly or indirectly observable in the marketplace.
- Level 3: One or more significant inputs are unobservable.

The Company's financial instruments primarily consist of cash, short-term investments, accounts receivable, accounts payable and accrued expenses. As of the balance sheet date, the carrying value of these financial instruments approximates fair value due to the short-term nature of these instruments.

Leases - Effective January 01, 2019, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. ASC 842 was adopted using the modified retrospective approach and did not result in an adjustment to the opening balance of members' equity upon adoption. The Company also elected a package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the carry forward of the historical lease classifications. Adoption of the new standard resulted in the recording of right-of-use assets and lease liabilities of $1,242,168 and $1,367,448 as of January 1, 2019. The difference of $125,280 between the right-of-use assets and operating lease liabilities was an adjustment to remove the December 31, 2018 deferred rent liability. At December 31, 2019, the net right-of-use assets and lease liabilities were $823,125 and $901,254, respectively. See Note 6.

Operating leases with a term greater than one year are recognized on the balance sheet at the time of the lease inception or modification as a right-of use asset and a lease liability, initially measured at the present value of the lease payments over the term of the lease. Lease with an initial term of 12 months or less are not recorded on the balance sheet. Lease costs are recognized in the income statement over the term of the lease on a straight-line basis. Operating leases with a term of one year or less are recognized on a straight-line basis over the term.

The Company's leases do not prove an implicit rate and did not have any outstanding indebtedness at the time of adoption of ASC 842. The Company used an estimated incremental borrowing rate of 5% based on the terms of its existing credit facility with its bank.

Guaranteed Payments - Guaranteed payments to members that are intended as compensation for services rendered are accounted for as the Company's operating expense rather than as allocation of net income to members. Guaranteed payments made to members amounted to approximately $735,000 for the year ended December 31, 2019 and are included in members compensation and benefits expense.

Recent Accounting Pronouncements – Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying financial statements

Note 3 - Concentrations of Risk

Cash
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits and short-term investments. At December 31, 2019, the Company maintained balances that were in excess of the amount of insurance provided by financial institutions where such accounts are maintained. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk related to cash and short-term investments.

Accounts receivable
At December 31, 2019, the Company's accounts receivable were due from two customers.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $7,769,625 which was $6,868,049 in excess of its required net capital of $901,576. The Company had an aggregate indebtedness to net capital ratio of 1.74 to 1 at December 31, 2019.

Note 5 – Pension Plan

The Company has adopted a 401(k) plan covering eligible employees of the Company. All fulltime employees are eligible to participate in the plan after one year of service. The Company matches up to 10% of each participant's eligible compensation each year. The amount of matching contributions for the year ended December 31, 2019 was $290,082, which is included in Employee compensation and benefits.

Note 6 – Right of Use Asset and Operating Lease Liabilities

Operating Lease

The Company leases facilities in Los Angeles and Chicago under long-term agreements expiring on June 30, 2020 and January 30, 2024 respectively. The Company entered into a lease agreement in Chicago during 2017 which commenced on February 1, 2018. Under the lease agreements the Company is responsible for its share of operating expenses and taxes. The Chicago lease requires a security deposit in the form of a letter of credit for an amount of $122,000, which is unused as of December 31, 2019.

Monthly base rent for the Los Angeles and Chicago offices are $30,521 and $12,940 respectively, which increase by approximately 4.5% and 2.5% every succeeding year on July 1st and February1st, respectively, until the end of the term of respective leases.

Note 6 - Right of Use Asset and Operating Lease Liabilities – Operating Leases (continued)

On April 1, 2019, the Company entered into a new lease agreement for its office facility in New York. The lease has an initial term of 16 months that expires on September 30, 2020. There is an option to extend the lease through August 2022 upon written notice before July 31, 2020. Base rent for New York is approximately $7,200 per month until September 30, 2020 with specified annual increases thereafter until reaching approximately $7,490 per month during the last year of the extended-lease term. The Company's lease obligations under the New York lease are guaranteed by its members.

As of December 31, 2019, right-of-use asset, net of accumulated amortization of approximately $1,773,000 amounted to approximately $823,000. As of December 31, 2019, the lease liability amounted to approximately $901,000, of which approximately $413,000 is current and $488,000 is long-term.

Lease costs for the year ended December 31, 2019 and other quantitative disclosures are as follows:

Operating lease cost	$ 618,146
Less short-term sublease payments received	(32,850)
Total lease costs	$ 585,296
Lease term and discount rate:	
Weighted average remaining lease term (in years)	3.06 years
Weighted average discount rate	5.00%
Other Information:	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 650,935
Right of use assets obtained in exchange for new operating lease liabilities	$ 124,609

Future minimum lease payments under the operating lease are as follows:

Year Ending December 31,	Payments due under lease agreement	Discounted lease liability payments
2020	$ 446,000	$ 413,000
2021	167,000	146,000
2022	171,000	157,000
2023	175,000	170,000
2024	15,000	15,000
Total	$ 974,000	$ 901,000

Note 7 – Commitments and Contingencies

Litigation

The Company is party to litigation arising in the ordinary course of business. It is management's opinion that the outcome of such matters will have not have a material effect on the Company's financial statements; however, the results of litigation and claims are inherently unpredictable

Note 8 – Bank Loans

The Company maintains an operating line of credit with a bank in the amount of $1,000,000, of which $150,000 is available for stand-by letter of credit (see Note 6). The line of credit expires on April 15, 2020, and is secured by substantially all the assets of the Company and personal guarantees of the Members and trusts of which Members are the trustee. The interest rate on the operating line is calculated at the Wall Street Journal published prime rate plus 1%. At December 31, 2019 such interest rate was 5.75% with no outstanding balance on the line of credit. There were draws of $250,000 on the operating line of credit during the year ended December 31, 2019, which were repaid in full at December 31, 2019. Borrowings under this line of credit are subject to certain financial covenants with which the Company was in compliance at December 31, 2019.

Note 9 – Advance to Member

At December 31, 2019, the Company was owed $228,153 from one of its members. No interest was charged on this advance for the year ended December 31, 2019. The member repaid the advance in full in February 2020.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through March 2, 2020, the date which the financial statements were issued. Except as disclosed, there were no other subsequent events noted that would require adjustment to or disclosure in these financial statements.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2019

Computation of Net Capital			
Total ownership equity from statement of financial condition		$	8,645,828
Nonallowable assets			
Accounts receivable	85,000		
Contract assets	161,049		
Prepaid expenses and other assets	150,205		
Advance to member	228,153		
Property and equipment, net of depreciation and amortization	148,974		
Security deposit	87,198		(860,579)
Net Capital before Haircuts on Securities			7,785,249
Haircuts on short-term investments			(10,740)
Undue concentration			(4,884)
Net Capital			7,769,625
Computation of Net Capital Requirements			
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness			901,576
Minimum dollar net capital required			5,000
Net Capital required (greater of above amounts)			901,576
Excess Net Capital			6,868,049
Excess (deficiency) net capital at 1000% (net capital less 10% of aggregate indebtedness)			6,417,248
Computation of Aggregate Indebtedness			
Total allowable liabilities			13,523,770
Aggregate indebtedness to net capital			1.74 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Reported on FOCUS IIA as of December 31, 2019	$	7,774,509
Undue Concentration		(4,884)
Net Capital per Audited Report	$	7,769,625

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information

FocalPoint Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information

GUMBINER SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm on Review of Exemption Report

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which FocalPoint Securities, LLC (the "Company") (1) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett Inc
Santa Monica, California
March 2, 2020

FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7072
www.focalpointllc.com

March 2, 2020

Gumbiner Savett, Inc
1723 Cloverfield Blvd.
Santa Monica, CA 90404

RE: SEC Rule 17a-5(d) (4) Exemption Report

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2) (i) the Company conducts business on a fully disclosed basis and does not execute nor clear securities transactions for any customers.

FocalPoint Securities, LLC met the rules of Section 240, 15c3-3 (k)(2)(i) exemption requirements for the period from January 1, 2019 through December 31, 2019.

Sincerely,

FOCALPOINT Securities, LLC
David R. Porter
Chief Financial Officer

GUMBINER SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Members
FocalPoint Securities, LLC
Los Angeles, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FocalPoint Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Copmany's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 for the year ended December 31, 2019 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayments.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Santa Monica, California
March 2, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********2912**********************MIXED AADC 220
66887 FINRA DEC
FOCALPOINT SECURITIES LLC
11150 SANTA MONICA BLVD STE 1550
LOS ANGELES, CA 90025-5744

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 52,815

B. Less payment made with SIPC-6 filed (exclude interest) (11,294)

7/30/2019
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 41,521

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 41,521

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐
Total (must be same as F above) $ 41,521

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FocalPoint Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28 day of FEBRUARY, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,990,743
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	450,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REIMBORSED EXPENSES included in GROSS REVENUE (Deductions in excess of $100,000 require documentation)	330,918
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	780,918
2d. SIPC Net Operating Revenues	$ 35,209,825
2e. General Assessment @ .0015	$ 52,815

(to page 1, line 2.A.)